Exhibit 4.92
October 1. 2007

Fairbank Engineering Ltd.
900-409 Granville St.
Vancouver, British Columbia V6C 1T2

Attention:	Brian D. Fairbank

Dear Sirs/Mesdames:

Re:	Agreement to purchase assets and to retain employees

This letter shall confirm our agreement whereby Nevada Geothermal Power Inc. (“NGP”) has agreed with Fairbank Engineering Ltd. (“FEL”) to acquire certain assets owned by FEL, and to employ certain FEL employees.

The parties hereto acknowledge that:

(a)	FEL has provided geological and geothermal consulting services to NGP for many years on an “as needed” basis;

(b)	the operations of NGP have developed to the point where NGP requires the services of certain key FEL employees on a full-time basis;

(c)

as a result of this agreement, the business operations of FEL will come to an end, therefore certain FEL Assets, defined below, that are necessary for the operations of NGP will be purchased by NGP; and

(d)

NGP has obtained an independent evaluation of the current value of the FEL Assets, defined below, and the purchase price for the FEL Assets under this Agreement is equal to the fair market value for such assets.

Based upon the foregoing, the parties hereto hereby agree as follows:

2.	NGP shall acquire certain assets owned by FEL, details of which are described as Schedule “A” hereto, for the consideration indication below;

(a)	Exploration equipment	$32,850
(b)	Office equipment	$25,087
(c)	Computer equipment	$9,860
(d)	Software	$11,067
(e)	Vehicles	$23,279
	Total	$102,143

(the “Asset Purchase Price”)

The Asset Purchase Price shall be paid by NGP to FEL on the Effective Date, as defined below.

3.

NGP and FEL agree that certain key FEL employees described below shall be employed by NGP effective as of October 1, 2007 on substantially the same terms as they were employed by FEL, and NGP shall provide written confirmation of such employment to each of the following FEL employees

Name	J o b T i t l e	FEL Salary (Annual)
Kim Niggemann	Project Director	$95,000
Ryan Nelson	Manager of Field Operations	$70,000
Jeremias Bustalinio	GIS Analyst Assistant	$52,500
Laura Georgescu	Controller	$45,000

		$262,500

(collectively, the “Employees”)

4.

As further consideration for FEL's agreement to relinquish its key Employees to NGP, which shall effectively end FEL's consulting business, FEL shall also receive from NGP consideration equal to six (6) months annual salary for each Employee, having a total value of $131,250. This sum shall he satisfied by the issue to FEL of 175,000 common shares in the capital of NGP having a deemed price of $0.75 per share (the “Bonus Shares”). The Bonus Shares shall be issued by NGP to FEL on the Effective Date, as defined below.

5.	In the event that any of the Employees should either:

(i) voluntarily terminate their employment with NGP within six (6) months from the date of this Agreement; or

(ii) be terminated by NO!' for any reason whatsoever within six (6) months from the date of this Agreement,

then that portion of the Bonus Shares that were issued in connection with such Employee shall be returned by FEL to NGP for cancellation.

6.

This Agreement is subject to the approval of the independent directors of NGP, and to the acceptance of the TSX Venture Exchange (the “Exchange”). NGP hereby agrees to seek such approval without delay.

7.	that is within 5 business days following the date of Exchange acceptance to this Agreement.

8.	Each of the parties hereto hereby agrees to take such action and execute such additional documents as may be necessary in order to give effect to this Agreement.

If the foregoing meets with your approval, please confirm your acceptance of the terms of this Agreement by signing where indicated below and returning the enclosed copy of this Agreement to NGP.

Yours truly.

NEVADA GEOTHERMAL POWER INC.
Per:
/s/ Gordon Bloomquist
Independent direction
Agreed to and accepted
FAIRBANK ENGINEERING LTD
Per:
/s/ Brian D Fairbank
Brian D. Fairbank